UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75972 / September 24, 2015

Admin. Proc. File No. 3-16655

In the Matter of

ASPIRE JAPAN, INC.,
MARKET & RESEARCH CORP.,
(N/K/A MRC GROUP LTD.),
MCINTOSH BANCSHARES INC.,
PURE MINERALS, INC.
(F/K/A PURE PHARMACEUTICALS CORP.), AND
SALAMON GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Aspire Japan, Inc., Market & Research Corp. (n/k/a MRC Group Ltd.), McIntosh Bancshares Inc., Pure Minerals, Inc. (f/k/a Pure Pharmaceuticals Corp.), or Salamon Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Aspire Japan, Inc., Market & Research Corp. (n/k/a MRC Group Ltd.), McIntosh Bancshares Inc., Pure Minerals, Inc. (f/k/a Pure Pharmaceuticals Corp.), and Salamon Group, Inc.[2] The order contained in that decision is hereby declared

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[1]   17 C.F.R. § 201.360(d).

[2]   *Aspire Japan, Inc., Mkt. & Research Corp. (n/k/a MRC Group Ltd.), McIntosh Bancshares Inc., Pure Minerals, Inc. (f/k/a Pure Pharm. Corp.), and Salamon Group, Inc.,* Initial Decision Release No. 849 (Aug. 4, 2015), 112 SEC Docket 02, 2015 WL 4624263. The Central Index Key numbers are: 1317838 for Aspire Japan, Inc.; 1009830 for Market & Research Corp. (n/k/a MRC Group Ltd.); 872545 for McIntosh Bancshares Inc.; 1364326 for Pure Minerals, Inc. (f/k/a Pure Pharmaceuticals Corp.); and 1274211 for Salamon Group, Inc.

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effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Aspire Japan, Inc., Market & Research Corp. (n/k/a MRC Group Ltd.), McIntosh Bancshares Inc., Pure Minerals, Inc. (f/k/a Pure Pharmaceuticals Corp.), and Salamon Group, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 849
ADMINISTRATIVE PROCEEDING
File No. 3-16655

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ASPIRE JAPAN, INC., MARKET & RESEARCH CORP., (N/K/A MRC GROUP LTD.), MCINTOSH BANCSHARES INC., PURE MINERALS, INC. (F/K/A PURE PHARMACEUTICALS CORP.), AND SALAMON GROUP, INC.	INITIAL DECISION OF DEFAULT August 4, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

The Commission instituted this proceeding on June 26, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by July 2, and Answers were due by July 15. *Aspire Japan, Inc.*, Admin. Proc. Rulings Release No. 2920, 2015 SEC LEXIS 2823 (July 9, 2015); Admin. Proc. Rulings Release No. 2942, 2015 SEC LEXIS 2955 (July 20, 2015). On July 20, I ordered Respondents to show cause by July 30 why the registrations of their securities should not be revoked by default due to their failure to file Answers or defend this proceeding. *Aspire Japan, Inc.*, 2015 SEC LEXIS 2955. I warned that if a Respondent failed to respond to the Order to Show Cause, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, none of Respondents have filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), I deem the OIP's allegations to be true.

Aspire Japan, Inc., Central Index Key (CIK) No. 1317838, is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2011, which reported a net loss of $80,852 for the prior three months. As of June 18, 2015, the company's common stock was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") ("OTC Link"), had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Market & Research Corp. (n/k/a MRC Group Ltd.), CIK No. 1009830, is a void Delaware corporation located in Westport, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its period filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $1,296,562 for the prior nine months. As of June 18, 2015, the company's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

McIntosh Bancshares Inc., CIK No. 872545, is a Georgia corporation located in Jackson, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $10,682,059 for the prior nine months. As of June 18, 2015, the company's common stock was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pure Minerals, Inc. (f/k/a Pure Pharmaceuticals Corp.), CIK No. 1364326, is a revoked Nevada corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $12,316 for the prior three months. As of June 18, 2015, the company's common stock was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Salamon Group, Inc., CIK No. 1274211, is a revoked Nevada corporation located in Kelowna, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $3,022,515 for the prior six months. As of

June 18, 2015, the company's common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23,

2008). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise defended the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Aspire Japan, Inc., Market & Research Corp. (n/k/a MRC Group Ltd.), McIntosh Bancshares Inc., Pure Minerals, Inc. (f/k/a Pure Pharmaceuticals Corp.), and Salamon Group, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Pursuant to Rule of Practice 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge

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